SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER – 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
DIRECT LINE: 81-3-5562-6214	tsaito@stblaw.com

April 7, 2017

BY EDGAR

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc. Form 20-F for Fiscal year Ended March 31, 2016, Filed July 21, 2016, file No. 001-33098

Dear Ms. Sullivan:

We are writing on behalf of our client, Mizuho Financial Group, Inc. (together with its consolidated subsidiaries, “Mizuho”) in response to your letter dated March 21, 2017 (the “Letter”) regarding the above-referenced filing.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of the Letter to which it relates.

General

1.	You stated in your letter to us dated April 11, 2014 that you had business activities related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Sudan and Syria beyond references on page 16 indicating that your non-U.S. offices engage in transactions with such countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, branches, offices or other direct or indirect arrangements. You should describe any services or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

April 7, 2017

Response

According to Mizuho, Mizuho Bank, Ltd. (and its predecessor Mizuho Corporate Bank, Ltd., inclusively the “Bank”) is the only affiliate of Mizuho to have engaged in activity that is relevant to the comments in the Letter.

Mizuho has no offices, branches, representatives or employees in Sudan or Syria (the “Subject Countries”).

During the fiscal years ended March 31, 2014, 2015 and 2016 (the “Relevant Period”), a small number of non-U.S. offices of the Bank engaged in transactions on behalf of customers (and as intermediary for remittances by other banks) relating to the Subject Countries, accounting for only an extremely small portion of the Bank’s total business. As was the case during the period covered by our response to the SEC’s inquiry dated March 21, 2014, these transactions consisted of a limited number of immaterial trade financing transactions for exports to or imports from the Subject Countries by, and limited and inconsequential ordinary course remittances by or to, customers of the Bank located primarily in Japan as well as remittances in which the Bank acted as intermediary for the benefit of other banks. Although data as of any date after March 31, 2016 is not yet available, Mizuho has no reason to believe that the scope or the amounts related to such activity have since materially increased.

During the Relevant Period, the Bank, through one of its non-U.S. branches, also maintained a correspondent bank account of a bank owned by the government of Syria; however, this account remained dormant with a zero balance, and no transaction activity occurred through it during the Relevant Period. In addition, the Bank had limited contacts with a small number of other banks in or related to the Subject Countries, including banks that are owned by the governments of the Subject Countries or entities they control, although these contacts did not involve any transactions with those banks other than in connection with the above-referenced remittances. During the Relevant Period, as part of its trade finance activity, the Bank also has provided a limited number of guarantees on behalf of its customers, primarily located in Japan, to the Government of Sudan that covered those customers’ exports of goods or services to Sudan, including those related to the improvement of waste management infrastructure and the development of a hydroelectric power plant. Mizuho does not believe it directly or indirectly had any other agreements, arrangements or other contacts with the governments of the Subject Countries or entities they control during the Relevant Period.

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

April 7, 2017

The Bank maintains policies and procedures for compliance with U.S. economic sanctions that require the non-involvement of U.S. persons, including the U.S. financial system, in transactions related to the Subject Countries and other U.S.-embargoed countries unless licensed by the U.S. government. The Bank does not knowingly engage in trade finance transactions or remittances involving the Subject Countries without first establishing that they comply with all applicable sanctions laws and regulations, as well as the Bank’s associated policies and procedures.

Neither the Bank nor Mizuho as a whole have any current plans to actively expand their business relating to the Subject Countries.

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

For the following reasons, Mizuho believes the transactions described in the above response to comment 1 of the Letter are immaterial both quantitatively and qualitatively:

As was the case for the period covered by our response to the SEC’s inquiry dated March 21, 2014, the Bank’s outstanding balance of trade finance transactions related to the Subject Countries described above was less than U.S.$1 million at March 31, 2014, 2015, and 2016. The Bank also processed a limited number of ordinary course remittances from or to the Subject Countries on behalf of our customers located mainly in Japan as well as remittances in which the Bank acted as intermediary for the benefit of other banks. Mizuho was not a party to any of the underlying activities that gave rise to these transactions except for a limited number of trade finance guarantees described in the response to comment 1 above. While Mizuho cannot reasonably ascertain the amount of revenue derived by the Bank itself from the above trade finance activities and the processing of remittances related to the Subject Countries, Mizuho believes such revenue to be an extremely limited portion of the Bank’s global revenues based on the typical fees that trade finance transactions and the processing of remittances of this kind would generate.

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

April 7, 2017

Second, because Mizuho does not have offices or employees in the Subject Countries and the Bank only has the above-referenced limited contacts with the governments of those countries or entities they control, Mizuho does not believe the largely indirect nature of the Bank’s transactions involving the Subject Countries, through the above-referenced business activities by the Bank’s customers located mainly in Japan, would have the effect of materially heightening the Bank’s reputation risk on a qualitative basis.

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If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato